

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 13, 2008

Via U.S. Mail and Fax (702) 989-9012
Mr. Jon Fullenkamp
Chief Financial Officer
Victory Energy Corporation
112 N. Curry Street
Carson City, NV 89703-4934

>   **Re:**   **Victory Energy Corporation**
>   **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
>   **Filed April 18, 2008**
>   **File No. 2-76219-NY**

Dear Mr. Fullenkamp:

     We have reviewed your Form 10-KSB/A for the Fiscal Year Ended December 31, 2007 and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for year ended December 31, 2007

Management's Discussion and Analysis or Plan of Operation, page 7

1.   We note you have entered into a financial facility and, in December 2007, purchased a 50% working interest and 50% of 74% net revenue interest in six existing and producing gas wells. We further note the asset value to the Corporation for its interest in these wells is above $10 million. Please tell us and disclose the following in more detail:

- the specific terms of the financial facility,
- how you will account for the acquisition and your working interest in the wells,
- the amounts you will be recording for the acquisition,
- why you are not recording these wells in the month they were purchased – December 2007, and
- your consideration of Rule 8-04 of Regulation S-X.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated

by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant